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                                      [LETTERHEAD]

                                      June 18, 1998


VIA EDGAR

Securities and Exchange Commission
Attention: Jonathan N. Gottsegan
450 Fifth Street, N.W.
Washington, D.C. 20549

           Re: Telephone and Data Systems, Inc.
               Registration Statement on Form S-3
               File No. 333-48453 (the "Registration Statement")

Ladies and Gentlemen:

     At the request and on behalf of Telephone and Data Systems, Inc., a Delaware corporation (the "Company"), we hereby request, pursuant to Rule 477 under Regulation C promulgated under the Securities Act of 1933, withdrawal of the Registration Statement pursuant to which the Company had registered 15,525,000 TDS Telecommunications Group Common Shares (the "Proposed Offering"). The Registration Statement was originally filed on March 23, 1998 and was amended by Amendment No. 1 filed on May 13, 1998.

     The Company did not and will not proceed with the Proposed Offering. In addition, the Company did not sell and will not sell any Telecommunications Group Common Shares under the Registration Statement. The Company has cited adverse market conditions as the reason for the withdrawal of the Proposed Offering.

     If you have comments or questions relating to the foregoing, please call me at (312) 853-7416.

                                       Very truly yours,

                                       SIDLEY & AUSTIN

                                       By: /s/ Wilbur C. Delp
                                          ---------------------------
                                          Wilbur C. Delp